UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-38245

Akso Health Group

(Exact name of registrant as specified in its charter)

Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building,

No. 44, Moscow Road, Qianwan Bonded Port Area,

Qingdao Pilot Free Trade Zone, China (Shandong)

Tel: +86 152 1005 4919

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Exhibits.

Exhibit No.	Description
99.1	Notice of Annual General Meeting of Shareholders of Akso Health Group to be held on April 30, 2024 (the “2024 AGM”)
99.2	Form of Proxy Card for the 2024 AGM
99.3	Depositary’s Notice of 2024 AGM
99.4	Voting Instructions of American Depositary Shares for the 2024 AGM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akso Health Group

	By:	/s/ Yilin (Linda) Wang
Date: March 26, 2024	Name:	Yilin (Linda) Wang
	Title:	Chief Financial Officer

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